# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Addentax Group Corp., CIK 0001650101
CUSIP: 00653L400
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Kingkey 100, Block A, Room 4805, Luohu District, Shenzhen, China (F4), 518000
Date of event which requires filing of this statement: 08/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002148078

## Reporting persons
- Seah Chia Yee: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 146,539; shared voting power 0; sole dispositive power 146,539; shared dispositive power 0; aggregate amount beneficially owned 146,539 (10.3% of the class)
  Comment: Percentage of the class is calculated based on 1,427,974 shares of common stock outstanding as of August 18, 2026.

## Item 1. Issuer
Name of issuer: Addentax Group Corp.
Address of issuer's principal executive offices: Kingkey 100, Block A, Room 4805, Luohu District, Shenzhen, F4, 51800

## Item 2. Person Filing
Name of person filing: Seah Chia Yee
Address of principal business office or, if none, residence: 14 JALAN SETIA UTAMA U13/37U, SETIA ALAM, SHAH ALAM, Malaysia 40170
Citizenship: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 146,539
Percent of class: 10.3
Sole power to vote or to direct the vote: 146,539
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 146,539
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Seah Chia Yee: /s/ Seah Chia Yee, Seah Chia Yee (08/18/2026)